UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
electroCore, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
28531P103
(CUSIP Number)
December 4, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28531P103

1	NAME OF REPORTING PERSON Charles Steve Theofilos, MD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	326,437
	6	SHARED VOTING POWER	85,973
	7	SOLE DISPOSITIVE POWER	326,437
	8	SHARED DISPOSITIVE POWER	85,973
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		412,410
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.9% (2)
12	TYPE OF REPORTING PERSON (see instructions)		IN

(2) Based on 6,002,420 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023.

CUSIP No. 28531P103

1	NAME OF REPORTING PERSON Kathryn Theofilos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	8,556
	6	SHARED VOTING POWER	629,377 (1)
	7	SOLE DISPOSITIVE POWER	8,556
	8	SHARED DISPOSITIVE POWER	629,377 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		637,933 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.9% (1)(2)
12	TYPE OF REPORTING PERSON (see instructions)		IN

(1) Includes (a) 85,973 shares of Common Stock held in a joint account with her spouse, Charles Theofilos, MD (b) 153,168 shares of Common Stock held by Happy Holstein, LLLP, a Florida limited liability limited partnership, of which Happy Holstein Management, LLC is the general partner, of which Kathryn Theofilos is the manager, (c) 790 shares of Common Stock held by MCKT, LLC, a Florida limited liability company of which Kathryn Theofilos is the manager, (d) 6,142 shares held by Kathy Theofilos’ adult children, over which she shares voting and dispositive power, (e) 113,114 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as described in Item 4 and subject to the limitations as described therein) held by Happy Holstein Management, LLC, and (f) 270,190 shares of Common Stock issuable upon the exercise of the Warrants (as described in Item 4 and subject to the limitations as described therein) held by Happy Holstein Management, LLC. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described in Item 4.

(2) Based on 6,002,420 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, plus 113,114 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as described in Item 4) and 270,190 shares of Common Stock issuable upon exercise of the Warrants (as described in Item 4) that are subject to the limitations on exercise described in Item 4.

CUSIP No. 28531P103

1	NAME OF REPORTING PERSON Happy Holstein Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	536,472(1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	536,472(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		536,472(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		8.4% (1)(2)
12	TYPE OF REPORTING PERSON (see instructions)		OO

(1) Includes (a) 153,168 shares of Common Stock held by Happy Holstein, LLLP, a Florida limited liability limited partnership, of which Happy Holstein Management, LLC is the general partner, (b) 113,114 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as described in Item 4 and subject to the limitations as described therein) held by Happy Holstein Management, LLC, and (c) 270,190 shares of Common Stock issuable upon the exercise of the Warrants (as described in Item 4 and subject to the limitations as described therein) held by Happy Holstein Management, LLC. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described in Item 4.

(2) Based on 6,002,420 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, plus 113,114 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as described in Item 4) and 270,190 shares of Common Stock issuable upon exercise of the Warrants (as described in Item 4) that are subject to the limitations on exercise described in Item 4.

Item 1(a).  Name of Issuer: electroCore, Inc. (the “Issuer”)
Item 1(b).  Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 200 Forge Way, Suite 205, Rockaway, NJ 07866.
Item 2(a).  Names of Persons Filing:
This Schedule 13G is being filed by: (i) Charles Steve Theofilos, MD; (ii) Kathryn Theofilos; and (iii) Happy Holstein Management, LLC, a Florida limited liability company (collectively, the "Reporting Persons"). Kathryn Theofilos serves as manager of Happy Holstein Management, LLC.
Item 2(b).  Address of Principal Business Office or, if None, Residence:
The principal business address for the Reporting Persons is 300 Village Square Crossing, Suite 102, Palm Beach Gardens, FL 33410.
Item 2(c).  Citizenship:
See responses on Item 4 on the cover page of each Reporting Person.
Item 2(d).  Title of Class of Securities: Common Stock, par value $0.001 per share.
Item 2(e).  CUSIP Number: 28531P103

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	□	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	□	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	□	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	□	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	□	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	□	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	□	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	□	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	□	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	□	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	□	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________.
Not Applicable.

Item 4.  Ownership.
Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The ownership information below is based upon 6,002,420 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, plus, for purposes of Kathryn Theofilos and Happy Holstein Management, LLC: (i) 113,114 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and (ii) 270,190 shares of Common Stock issuable upon exercise of the Warrants, each of which are subject to the limitations on exercise described below. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)

Person	Total Shares Of Common Stock Beneficially Owned	Percent of Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Charles Steve Theofilos, MD	412,410 (1)	6.9%	326,437	85,973	326,437	85,973
Kathryn Theofilos	637,933 (2)	9.9%	8,556	629,377	8,556	629,377
Happy Holstein Management, LLC	536,472 (3)	8.4%	0	536,472	0	536,472
(1)   Includes (a) 326,437 shares of Common Stock held by Dr. Theofilos directly pursuant to a self-directed IRA, and (b) 85,973 shares of Common Stock held in a joint account with his spouse, Kathryn Theofilos.
(2)   Includes (a) 85,973 shares of Common Stock held in a joint account with her spouse, Charles Theofilos, MD, (b) 153,168 shares of Common Stock held by Happy Holstein, LLLP, a Florida limited liability limited partnership, of which Happy Holstein Management, LLC is the general partner, of which Kathryn Theofilos is the manager, (c) 790 shares of Common Stock held by MCKT, LLC, a Florida limited liability company of which Kathryn Theofilos is the manager, (d) 6,142 shares held by Kathy Theofilos’ adult children, over which she shares voting and dispositive power, (e) 113,114 warrants to purchase shares of Common Stock that were issued on August 2, 2023 (the “Pre-funded Warrants”) that were immediately exercisable on a 1-for-1 basis into Common Stock at an exercise price of $0.001 per share, subject to the terms of the Pre-funded Warrants, held by Happy Holstein Management, LLC, and (f) 270,190 warrants to purchase shares of Common Stock that were issued on August 2, 2023 (the “Warrants”) that will become exercisable on February 2, 2024 on a 1-for-1 basis into Common Stock at an exercise price of $0.001 per share, subject to the terms of the Warrants held by Happy Holstein Management, LLC. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described below in this footnote (2).
Subject to the Pre-Funded Warrant Beneficial Ownership Limitation described in the following sentence, the Pre-Funded Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the holder to purchase Common Stock for $0.001 per share (as adjusted from time to time, as provided in the Pre-Funded Warrants). The Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “Pre-Funded Warrant Beneficial Ownership Limitation”), which currently is 9.99%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the Pre-Funded Warrant Beneficial Ownership Limitation by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer.
Subject to the Warrant Beneficial Ownership Limitation described in the following sentence, the Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the holder to purchase Common Stock for $0.001 per share (as adjusted from time to time, as provided in the Warrants). The Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “Warrant Beneficial Ownership Limitation”), which currently is 9.99%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the Warrant Beneficial Ownership Limitation by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer.
(3)   Includes (a) 153,168 shares of Common Stock held by Happy Holstein, LLLP, a Florida limited liability limited partnership, of which Happy Holstein Management, LLC is the general partner, (b) 113,114 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as described in footnote (2) above and subject to the limitations as described therein) held by Happy Holstein Management, LLC, and (c) 270,190 shares of Common Stock issuable upon the exercise of the Warrants (as described in footnote (2) above and subject to the limitations as described therein) held by Happy Holstein Management, LLC. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described in footnote (2).

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following □.
Not applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.  Identification and Classification of Members of the Group.
Not Applicable.
Item 9.  Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certifications.
The Reporting Persons hereby make the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2023
Dr. Charles Theofilos
/s/ Dr. Charles Theofilos
Kathryn Theofilos /s/ Kathryn Theofilos
Happy Holstein Management, LLC /s/ Kathryn Theofilos
Name: Kathryn Theofilos Title: Manager

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement, dated December 7, 2023, entered into by Dr. Charles Theofilos, Kathryn Theofilos and Happy Holstein Management, LLC.